June 1, 2021

United States Securities

and Exchange Commission

Washington, D.C. 20549

Re: Healthy Extracts Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed May 7, 2021

File No. 024-11481

In response to the comment letter issued by the Commission on May 20, 2021, the issuer has the following responses.

Amendment No. 1 to Offering Statement on Form 1-A

Business, page 25

1.       We note your response to prior comment 9 regarding the scope of UPN's business activities. Please include the response as disclosure in the filing.

The following disclosure has been added at the end of the “UBN Products” section:

We are currently in the research and development phase on a UBN product called Fuel for Thought (F4T). BergaMet has been covering the costs of the product creation and development with our product manufactures, due to UBN’s lack of positive cash flow. As we create and test new flavors of F4T, and once we have product production in place, UBN will begin to sell the product. We have been accounting for these costs as inter-company loans.

Certain Relationships and Related Transactions, and Director Independence, page 36

2.       Please disclose how the following persons are related parties: First Capital Properties LLC, Innovation Group Holdings, LLC, Logan B. Decker, and Shelton S. Decker.

Those four parties are not related parties. In each of the transactions disclosed, Jay Decker, the majority shareholder, was a party to the transaction, and in drafting this section I left the disclosure exactly as disclosed in the applicable 8-K. In response to your comment, I revised the disclosure so that it only references the part of the transaction with Mr. Decker. Shelton Decker and Logan Decker are the children of Jay Decker, but they are adults living outside the house and are not considered affiliates of Jay Decker.

Consolidated Statement of Operations, page F-3

3.       We note that you continue to present Impairment of Assets as Other Income (Expense). We repeat our prior comment 13 to revise your statement of operations to show Impairment of Assets as an Operating expense.

The correct version of the updated financial statements were inadvertently excluded from the last amendment. They have been included in this latest filing.

Consolidated Statement of Cash Flows, page F-4

4.       We note you made an immaterial change to the purchase of BergaMet in response to prior comment 14. It continues to appear that the amounts presented in your statement of cash flows for the purchase of BergaMet in 2019 and UBN in 2020 are not the amount you paid in cash for the acquisitions, net of cash received. Please provide us with a reconciliation of the amounts presented in your statement of cash flows to the disclosures in Note 9 on page F-15. Refer to ASC 230-10-50-4 and 50-5.

Attached is the purchase price support that was used to determine the value of the BergaMet transaction.

Grey Cloak Tech Inc.
Purchase of BergaMet NA
as of February 4, 2019

BergaMet NA Balance Sheet Totals
Total of Assets	3,239,143.55
Total of Liabilities	1,484,209.70
Toal of Equity	1,754,933.85

Book value of BergaMet as of Feb 4, 2019
Book value of purchase	1,754,933.85

Quote of GRCK Per Yahoo finance
Date	Open	High	Low	Close	Adj Close	Volume
2/4/2019	0.0195	0.02	0.0195	0.02	0.02	25000

Total number of Shares Converted			97,409,678
Purchase Value @ Closing Value			1,948,193.56
Total of Goodwill on Purchase			193,259.71

As of Feb 4, 2019, management feels the balance sheet of BergaMet NA, LLC is valued fairly.

Attached is the purchase price support that was used to determine the value of the BergaMet transaction.

Grey Cloak Tech Inc.
Purchase of Ultimate Brain Nutrients LLC
as of April 3, 2020

UBN LLC Balance Sheet Totals
Total of Assets	310.137.15
Total of Liabilities	—
Toal of Equity	310,137.15

Book value of UBN LLC as of April 3, 2020
Book value of purchase	310,137.15

Quote of GRCK Per Yahoo finance
Date	Open	High	Low	Close	Adj Close	Volume
4/3/20	0.04	0.04	0.021	0.021	0.021	8600

Total number of Shares Converted			90,000,960
Purchase Value @ Closing Value			1,890,020.16
Total of Goodwill on Purchase			1,579,883.01

As of April 3, 2020, management feels the balance sheet of Ultimate Brain Nutrients LLC is valued fairly.

Notes to Consolidated Financial Statements, page F-6

5.       We note your responses to prior comment 15 through 20 states that revisions were made to your filing, however, no changes were noted in your disclosures. Please make the revisions that you noted in this response letter.

The correct version of the updated financial statements were inadvertently excluded from the last amendment. They have been included in this latest filing.

Exhibits

6.       Section 10 of the subscription agreement filed as Exhibit 4 states that, "The Purchaser (i) irrevocably submits to the non-exclusive jurisdiction and venue of the courts of the State of Nevada in any action arising out of this Subscription Agreement and the Offering Circular..." It appears that this provision is intended to provide for exclusive jurisdiction and venue of the courts of the State of Nevada rather than non-exclusive jurisdiction and venue. Please advise and provide appropriate disclosure.

A revised version of the Subscription Agreement has been included in this latest filing.

General

7.       Your signature page is not dated. Please ensure your next amended filing is signed and dated.

This latest filing has been signed and dated.

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC